Result of meeting of shareholdersheld September 20, 2006

Shares outstanding on record date (July 7, 2006)	144,432,437
Total shares voting on September 20, 2006	87,458,043 (60.5%)

Proposal 1: Election of directors

		Percent		Percent
		of shares		of shares
Director	Votes for	voting for	Votes withheld	withheld

Paul N. Eckley	86,382,118	98.8%	1,075,926	1.2%
Nancy C. Everett	84,112,825	96.2	3,345,218	3.8
David I. Fisher	87,109,698	99.6	348,346	0.4
Beverly L. Hamilton	87,109,698	99.6	348,346	0.4
Raymond Kanner	86,050,252	98.4	1,407,792	1.6
Victor D. Kohn	87,109,698	99.6	348,346	0.4
L. Erik Lundberg	86,372,820	98.8	1,085,223	1.2
Helmut Mader	87,100,400	99.6	357,643	0.4
William B. Robinson	87,100,400	99.6	357,643	0.4
Michael L. Ross	86,382,118	98.8	1,075,926	1.2
Aje K. Saigal	87,432,266	99.9	25,777	0.1
Shaw B. Wagener	87,109,698	99.6	348,346	0.4